EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Stonegate Mortgage Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-192557, 333-192556, and 333-192554) on Form S-8 of Stonegate Mortgage Corporation and subsidiaries (the Company) of our report dated March 14, 2014, except as it relates to the effects of the reportable business segment changes as described in Notes 1 and 20, as to which the date is January 14, 2015, with respect to the consolidated balance sheet of the Company as of December 31, 2013, and the related consolidated statement of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2013, which report appears in this Current Report on Form 8-K of the Company.

/s/ KPMG LLP

Indianapolis, Indiana
January 14, 2015